DMS

SECURITI[illegible]

18004922

ANN[illegible]

FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-65974~~ DMS 8-65914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longship Alternative Asset Mgmt, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Concord Road
(No. and Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Constantine Baris (516) 676-7111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs
(Name – *if individual, state last, first, middle name*)

132 Nassau Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Constantine Baris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longship Alternative Asset Mgmt, LLC, as of February 28, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

KAMILAH A BROCK
Notary Public - State of New York
NO. 01BR6291064
Qualified in Nassau County
My Commission Expires Oct 15, 2021

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 20,842
Accounts Receivable	7,416
Other Assets	110
Total Assets	$ 28,368

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accrued Liabilities	$ 6,000
Total Current Liabilities	6,000
Members' Equity	22,368
Total Liabitilies and Members' Equity	$ 28,368

The accompaning notes are integral to the financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2017

1. Statement of Significant Accounting Policies:

Organization:

Longship Alternative Asset Management, LLC (A Limited Liability Company) was organized under the laws of the state of Delaware and was authorized to do business in New York. The company is registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc. formerly the National Associate of Securities Dealers, in October 2003.

Concentration of Risk:

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

The Company maintains accounts with Chase Bank. The balances at times may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

The Company had one (1) customer that made up 100% of consulting revenues for the year ended December 31, 2017. Accounts receivable from this customer were $7,416 as of December 31, 2017.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2017 was $-0-.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2017

1. Statement of Significant Accounting Policies (continued):

Use of Estimates:

Management uses estimated and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibilities of the members under this form of organization.

2. Property and Equipment

Computer Equipment	$	11,804
Office Equipment		1,491
		13,295
Less: Accumulated depreciation		13,295
	$	-0-

3. Net Capital Requirements:

Longship Alternative Asset Management, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1q5 to 1. At December 31, 2017, Longship Alternative Asset Management, LLC (A Limited Liability Company) had net capital of $14,842 after adjustments for non-allowable assets, which was $7,526 in excess of its required net capital of $5,000. Longship Alternative Asset Management, LLC (A Limited Liability Company)'s net capital ratio was .4043 to 1.

4. Financial Instruments with Off-Balance Sheet Credit Risk:

As a broker dealer, Longship Alternative Asset Management, LLC (A Limited Liability Company) is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section4(2)-Rule D, No. 506 of the Securities Act.

5. Commitments and Contingencies:

The Company has no significant contingent liabilities requiring disclosure in the financial statements.

6. Subsequent Event:

Subsequent events were evaluated through February __, 2017 which is the date of the financial statements were available to be issued and there were no subsequent events requiring adjustment to or disclosures in the financial statements.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Longship Alternative Asset Management
14 Concord Road
Port Washington, NY 11050

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Longship Alternative Asset Management as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Longship Alternative Asset Management as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Longship Alternative Asset Management's management. Our responsibility is to express an opinion on Longship Alternative Asset Management's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Longship Alternative Asset Management in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Longship Alternative Asset Management's auditor since 2014.

New York, NY
February 16, 2018